Curaleaf Holdings, Inc. Investor Relations Curaleaf Announces Proposed Domestication to Delaware STAMFORD, Conn., Jan. 8, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced its intention to seek shareholder approval of a proposed arrangement (the "Arrangement") which involves, among other things, the continuation of the Company out of British Columbia, Canada and the concurrent domestication of the Company in the State of Delaware in the United States (the "Continuance"). Curaleaf believes the favorable corporate environment afforded by Delaware will further the Company's strategic objectives, streamline the Company's organizational and regulatory structure all within the United States and help the Company conduct its business more effectively. Chairman and CEO Boris Jordan stated, "We believe the Continuance to Delaware will reflect and better align with our business, operational focus, and strategic objectives, while also providing other expected and potential benefits." Pursuant to the Company's proposed plan of arrangement, Curaleaf will continue from the jurisdiction of British Columbia, Canada to the jurisdiction of the State of Delaware, United States. Upon completion of the Continuance, among other things, each issued and outstanding subordinate voting share of the British Columbia-formed Curaleaf (the "Subordinate Voting Shares") will be deemed to represent one share of subordinate voting common stock of the Delaware-continued Curaleaf (the "Delaware Subordinate Voting Shares"). The same treatment will apply to each issued and outstanding multiple voting share and exchangeable share of the pre-Continuance Curaleaf, which will, for all purposes, be deemed to represent, respectively, one share of multiple voting common stock and one share of exchangeable common stock of the Delaware-continued Curaleaf. Furthermore, each outstanding option to purchase Subordinate Voting Shares and each outstanding restricted share unit to receive Subordinate Voting Shares will, for all purposes, be deemed to be adjusted pursuant to the terms of the Curaleaf 2018 Stock and Incentive Plan (as amended, the "Equity Incentive Plan") to become, respectively, one outstanding option to purchase an equal number of Delaware Subordinate Voting Shares and one restricted stock unit to receive an equal number of Delaware Subordinate Voting Shares, in each case on the same terms and conditions as set forth in the Equity Incentive Plan and the applicable award agreement. The Arrangement, including the Continuance, is not expected to cause any material change in the Company's business or operations. The Company intends to mail a management information circular (the "Information Circular") to its shareholders in the coming weeks and to hold the special meeting of the shareholders of Curaleaf seeking approval of the Arrangement (the "Meeting") on or about February 23, 2026. The Information Circular, including the plan of arrangement attached thereto, will be filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and with the SEC on Form 6-K on EDGAR at www.sec.gov/edgar. Additional details regarding the Arrangement and the Continuance will be set out in the Information Circular. To become effective, the Arrangement must be approved by 66 2/3% of the votes cast by the holders of Subordinate Voting Shares and multiple voting shares of the Company (voting as a single class) present or represented by proxy at the Meeting. Subject to the receipt of required approvals, including court approval and shareholder approval, the board of directors of the Company (the "Board") will determine the appropriate time to implement the Arrangement, including the Continuance and the domestication in the U.S, when doing so will be in the best interests of the Company. At such time, the necessary filings will be made with the Delaware Secretary of State to effect the Arrangement, including the Continuance and the domestication in the U.S. Notwithstanding the foregoing and the approval of the Company shareholders, the Board may in its discretion, without further notice to or approval of the shareholders, decide not to proceed with the Arrangement and decide not to complete the Continuance if it determines that it is not in the best interests of the Company to do so. After completion of the Arrangement, Curaleaf expects the Delaware Subordinate Voting Shares to continue to be listed for trading on the Toronto Stock Exchange (the "TSX") and be quoted on the OTCQX in place of the Subordinate Voting Shares and the trading symbols to remain the same. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting- edge cultivation, extraction and production. Curaleaf is listed on the TSX under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "expects", "proposed", "is expected", "intends", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the proposed Continuance of the Company from British Columbia, Canada, to the State of Delaware in the United States, including the timing therefor, the continued listing of the Delaware Subordinate Voting Shares on the TSX and the OTCQX, and the expected benefits of the Continuance for the Company and its shareholders. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this news release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this news release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors" in the Company's latest annual information form filed on March 3, 2025, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this news release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this news release. The TSX has not reviewed, approved or disapproved the content of this news release. Investor Contact Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-01-08-Curaleaf-Announces-Proposed-Domestication-to-Delaware